News Release

Issued on behalf of Reed Elsevier NV

For immediate release
23 April 2009

Reed Elsevier NV AGM 22 April 2009

Reed Elsevier NV announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 22 April, approved the 2008 financial statements and determined the total dividend over 2008 at € 0.404 per ordinary share of € 0.07 nominal value. After taking account of the interim dividend paid in August 2008 of € 0.114 per ordinary share of € 0.07 nominal value, the final dividend is € 0.290 per ordinary share.

The AGM also approved the re-appointment of Lord Sharman, Mr. David Reid, Mr. Mark Elliott and Mrs. Dien de Boer-Kruyt as members of the Supervisory Board. Mr. Jan Hommen retired as Chairman of the Supervisory Board at the meeting. Mr. Ian Smith was appointed a member of the Executive Board and Chief Executive Officer. All other proposals made to the AGM were also approved.

The results of the voting on each resolution are set out below:

Resolution	For	Against	Vote withheld

3. Adoption of the 2008 Annual Financial Statements	343.783.290	75.258	10.866.977

4a. Release from liability of members of the Executive Board	347.590.778	1.614.313	5.473.591

4b Release from liability of members of the Supervisory Board	348.503.008	648.437	5.474.902

5. Determination and distribution of dividend	353.605.049	26.272	1.002.782

6. Appointment of external auditors	349.490.413	407.530	4.781.692

7a. Re-appointment Lord Sharman	351.253.508	703.416	2.459.767

7b. Re-appointment David Reid	353.843.031	721.261	117.923

7c. Re-appointment Mark Elliott	331.614.000	22.994.387	73.864

7d. Re-appointment Dien de Boer-Kruyt	339.549.439	13.486.346	1.645.169

8a. Appointment Ian Smith	351.464.842	793.570	2.133.409

9. Delegation Executive Board to acquire own shares	353.359.745	1.206.586	50.166

10a. Designation Combined Board to issue shares, grant options	303.482.428	18.445.031	32.751.175

10b. Designation Combined Board to limit or exclude pre-emptive rights	331.961.301	23.280.798	120.679